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                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                         FORM 8-K

                      CURRENT REPORT
             Pursuant to Section 13 OR 15(d)
            of The Securities Exchange Act of 1934


Date of Report (Date of earliest event reported) July 29, 2004
                                                  ----------------
                         SJW Corp.
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(Exact name of registrant as specified in its charter)


    California               1-8966         77-0066628
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(State or other jurisdiction   (Commission      (IRS Employer
    of incorporation)          File Number)  Identification No.)

   374 W. Santa Clara Street, San Jose, California     95196
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(Address of principal executive offices)           (Zip Code)


                      (408) 279-7800
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         Registrant's telephone number, including area code


                      Not Applicable
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  (Former name or former address, if changed since last report)
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Item 12. Results of Operations and Financial Condition.

On July 29, 2004, SJW Corp. announced its financial results
for the second quarter ended June 30, 2004. A copy of the press
release announcing these financial results is attached as
Exhibit 99.1 hereto and incorporated into this Form 8-K by
reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of
1934, the registrant has duly caused this report to be signed
on its behalf by the undersigned thereunto duly authorized.


```
                              SJW Corp.
                              ----------------------------


August 2, 2004                /s/ Angela Yip
--------------------          ----------------------------
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                    Angela Yip,
                    Chief Financial Officer
                    and Treasurer


                 EXHIBIT INDEX

Exhibit
Number                   Description of Document
--------                 -----------------------


99.1    Press Release issued by SJW Corp., dated July 29, 2004,
        announced 2nd Quarter of 2004 Financial Results.
```